EXHIBIT B

LETTER TO BOARD OF DIRECTORS OF TUXIS CORPORATION

May 5, 2005

Board of Directors
Tuxis Corporation
11 Hanover Square
New York, New York

      Re: Tuxis Restructuring – Unlocking Shareholder Value

Dear Board of Directors:

Certain funds and affiliates managed by Ault Glazer & Company Investment Management, LLC (“Ault Glazer”) and/or its principals, collectively own approximately eleven percent (11%) of Tuxis common stock. As you know, we are one of the company’s largest shareholders.

As the Chief Investment Officer for Ault Glazer, I began to purchase shares of Tuxis because I believed the shares were undervalued and that management could turn things around. On March 7, 2005, I contacted the management team to offer certain constructive thoughts regarding turning the company around and raising what I call stake, not share, holder value. At that time I discussed with management the possibility of exploring a number of potential alternatives to enhance shareholder value. In particular, I discussed and recommended that management explore the possibility of effecting one or more of the following changes:

•	an extraordinary corporate transaction, such as a merger, reorganization or liquidation;

•	a sale or transfer of a material amount of the company’s assets;

•	a change in the present board of directors or management, including potentially changing the number of directors or the term of office of such directors;

•	a material change in the present capitalization or dividend policy;

•	deregistration of the common stock from the American Stock Exchange; and/or

•	termination of the registration of the common stock under the Securities Exchange Act of 1934, as amended, pursuant to Section 12(g)(4) thereunder.

Many weeks have now passed since our earlier conversation with management, and we have yet to receive either a response to our proposals, or an update regarding management’s plans to increase shareholder value through one or more of the options we offered. Despite our good faith efforts to lay out proposals that would benefit all key constituents by unlocking the true value of the company, our proposals regrettably failed to gain any traction with management. Consequently, at the instruction of Mr. Winmill, we were informed that any and all future matters relating to discussions with the company concerning any of the aforementioned plans must be communicated, in writing, directly with the Board of Directors of Tuxis. This letter serves that purpose.

While we remain enthusiastic about Tuxis’ long-term prospects, we are very concerned that the company’s current management team is not executing the company’s business plan to its fullest potential to maximize shareholder value and, in fact, is restricting the company’s operational flexibility and ability to compete effectively in the marketplace.

After being rebuffed in our efforts to engage management in a constructive restructuring dialogue, we have spent additional time analyzing in detail the company’s public disclosure regarding its corporate operations, investments, conflicts, and business plans (or lack thereof). Based on the foregoing analyses, we have seen the company’s operations and financial condition deteriorate over the past seven (7) years. For example:

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•	Management canceled the payment of dividends after years of continuous quarterly dividends

•	The company’s NAV has dropped approximately 40% in 5 years, from $15.19 to $9.11

•	Management fired the external service provider that assessed the company’s net asset value (NAV) the same day as it canceled further dividends

•	The company has no on-going operations but pays extraordinarily high “rent” to another “business” it “shares” space with. That “business” is, in turn, owned by management.

•	The company has been buying properties in a management-described “rural” area that also “happens” to coincide with where the president of the company maintains a home.

•	Management bought a Dairy-Queen-like property in a rural area and is still seeking a tenant a year later.

•	Management purchased a bowling alley in a rural area intending to “renovate the building and landscaping, obtain requisite zoning and other permits, engage in an active leasing program, and operate the site for multiple tenants in retail and other businesses.” A full 15 months later, the company still uses the exact same words to describe the status of the property.

•	Most troubling though, is “management’s” closing lines in its most recent annual report noting that as a result of, “sharing [shareholders’] optimism about the company’s potential, management and its affiliates own approximately 21% of the company’s outstanding shares.” We believe that 20% is the absolute MINIMUM a shareholder can have to control a company. As a result, we do not believe that management’s 21% ownership interest in Tuxis demonstrates optimism in the company, but instead represents a slap in the face to those who would like to see shareholders looked after.

Management appears to be operating in a state of denial with respect to Tuxis’ business potential and financial condition. In addition, management’s interests appear to conflict with those of Tuxis’ shareholders. Thus, we believe it is in the best interest of the company for the Board to address these very clear and real issues. In our view, prolonging the time prior to such intervention will only result in the continuing decline in enterprise value.

While we were very disappointed by the unwillingness of management to engage in a constructive discussion regarding our proposals, we are hopeful that the Board will dialogue with us. We believe very strongly that the Board’s prompt attention to our above-referenced proposals is in the best interest of the company and its key constituents and shareholders, other than the entrenched management of Tuxis.

While this letter articulates our belief that the company would benefit considerably from engaging in one or more of the proposals above, we nevertheless remain open to a cooperative process that would allow the company to fully maximize shareholder value. As we have previously discussed with management, it is our goal to work diligently with the Board to develop a strategic plan to unlock the company’s value.

We urge you to take all necessary steps to maximize value for Tuxis shareholders. We believe that a critical first step towards this goal is for you to enter into meaningful communication with us and potentially other key stakeholders, while giving due consideration to the fact that Mr. Winmill should no longer control such communications. We believe the value of the enterprise will continue to diminish each day that these fundamental issues are not addressed.

In the event that our attempts to discuss the foregoing solutions regarding the company’s diminishing value with the Board are also rebuffed, we offer as additional options, the termination of existing management in favor of more qualified turnaround specialists or the retention of an investment banking firm to calculate the potential liquidation value of the company.

Nothing contained in this letter shall prejudice the full exercise by Ault Glazer of any and all of its rights and remedies against the company, and against each of its Directors and Officers, all of which are expressly reserved hereby.

Sincerely,

Milton C. Ault, III

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